October 13, 2017

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EVO Transportation & Energy Services, Inc.

Form 10-K for the Fiscal Year Ended December 31,
2016 Form 10-Q for the Quarterly Period Ended June 30, 2017
File No. 000-54218

Dear Mr. Thompson:

On behalf of EVO Transportation & Energy Services, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by letter to the Company on September 14, 2017 with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016 (the “10-K”) and Form 10-Q for the Quarterly Period Ended June 30, 2017 (the “10-Q”), File No. 000-54218, filed with the Commission on April 18, 2017 and August 14, 2017, respectively. The Staff’s comments are set forth below and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Cash Flows, page F-8

1.	Comment: Please show us how to reconcile the proceeds from the issuance of debt of $1,000,000 to the principal balances of the debt noted on pages 25 and F-20. In addition, we note the maturity date of the Senior Bridge Notes disclosed in the first paragraph was extended in September 2016 after paying a 1% fee. Please tell us how the 1% fee is reflected in your financial statements.

Response: During the year ended December 31, 2016, the Company converted $85,599 of long term notes payable related party to $21,556 and $64,043 of subordinated convertible senior notes payable to members and subordinated notes payable to members, respectively. The debt noted on pages 25 and F-20 is comprised of the $1,000,000 from cash received and $21,556 of long term notes payable related party converted to subordinated senior notes payable to members (“Senior Notes”). The 1% fee is reflected in the financial statements in interest expense.

			Converted to
	December 31,	Converted to	Subordinated		December 31,
	2015	Senior Notes	Notes payable	Cash	2016
Long term notes payable related party	$85,599	$(21,556)	$(64,043)	$0	$0
Subordinated convertible senior
Notes payable to members	$0	$21,556		$1,000,000	$1,021,556

1

Notes to Consolidated Financial Statements

General, page F-5

2.	Comment: We note the merger of the Company with Shock Inc. on November 23, 2016 disclosed on page 2. Please tell us how the merger was accounted for and why disclosure in the notes was not necessary.

Response: On November 23, 2016, the Company and Shock Inc., a Delaware corporation owned by John P. Yeros, Kirk S. Honour and Randy Gilbert (the “Management Entity”) entered into an agreement and plan of merger (the “Merger Agreement”) whereby the Management Entity merged with and into the Company (the “Management Entity Merger”). Pursuant to the Merger Agreement, at the effective time of the Management Entity Merger the separate corporate existence of the Management Entity ceased and the issued and outstanding shares of common stock of the Management Entity converted into 2,244,936 shares of the Company’s common stock. As a result of the Management Entity Merger, the Company succeeded as a party to employment agreements with each of Messrs. Yeros, Honour and Gilbert (the “J. Yeros Employment Agreement,” “K. Honour Employment Agreement” and “R. Gilbert Employment Agreement,” respectively, and collectively, the “Employment Agreements”).

The merger was accounted for under the purchase method of accounting. As John Yeros and Kirk Honour are significant related parties the assets acquired (the management agreements) were valued at predecessor cost, which was zero). Prior operations of Shock were immaterial and thus not disclosed.

Note 2 – Acquisition, page F-16

3.	Comment: We note you acquired the remaining 80% interest in El Toro on January 1, 2016 and that the acquisition was recorded at the predecessor’s cost due to common ownership. Please address the following:

●	What individual or enterprise, immediate family holders or group of shareholders holds a majority interest in the voting securities of both Minn Shares and El Toro;

●	Assuming common control is held by immediate family members tell us whether there is any evidence that the family members will vote their shares in any way other than in concert;

●	Assuming common control is held by a group of shareholders tell us whether there is any contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exist;

●	Tell us why you provided unaudited pro forma information;

●	Tell us your basis in GAAP for recognizing a gain for the excess fair value over carrying cost and a loss on the deficit acquired from El Toro as disclosed on page 23; and

●	Tell us why you did not retroactively adjust the financial statement and financial information for prior years during which the entities were under common control to furnish comparative information.

Please refer to ASC 805-50-30.

Response: The following table lists the members of Titan and El Toro and their respective membership percentages prior to the acquisition of the remaining 80% interest in El Toro:

Members	El Toro % ownership	Titan % ownership
Falcon Capital	17.51%	13.71%
Jim Jackson	16.45%	13.71%
John & Marlys Honour	7.06%	13.71%
Kirk Honour	12.09%	17.71%
Alpeter Family	15.79%	13.71%
Tim Gorry	8.09%	13.71%
P. Musser	0.00%	13.71%
Richard Horn	0.32%	-
Ted Attala	0.32%	-
Keith and Janice Clark	0.83%	-
Stephen J and Jayne M. Clark	0.83%	-
John Jay Liljeberg	0.29%	-
Brian R. and Renae A. Clark	0.41%	-
Titan	20.00%
	100.00%	100.00%

2

Common control was assumed by a group of shareholders and with the limited number of shareholders relied on a verbal agreement to vote a majority in lieu of a written document.

Unaudited pro forma information was provided under Rules 10-01(b)(4) and 11-01(a) of SEC Regulation S-X, which requires certain pro forma financial information, such as pro forma revenues, net income, and net income per share, among others, to be provided for significant business combinations that have occurred during the period.

The Generally Accepted Accounting Principles applied to recognize the gain was determined by the following sequence of events:

Through December 31, 2015 Titan CNG, LLC (“Titan”) had a 20% investment in El Toro and accounted for this investment as an equity method investment. For the year ended December 31, 2015 Titan recorded a loss in the amount of $(125,890) related to its investment in El Toro. The carrying value of the investment was ($214,365) as of December 31, 2015.

On January 1, 2016, certain accredited investors contributed their current membership interests, as well as mezzanine debt and other liabilities totaling approximately $973,000 owed by El Toro in exchange for Junior Bridge Notes in the amount of $973,000 and 64,387 Class A Membership Units in Titan. In addition, members of El Toro agreed to contribute their membership interest in exchange for 10,892 Class A Membership Units in Titan. Titan acquired the remaining 80% of El Toro to further its business relationship in alignment with the Company’s business model to acquire existing CNG stations.

As required by ASC 805, Accounting for Business Combinations, when a company has a pre-existing ownership in another company and an acquisition is completed where control is obtained of the acquired company, the buyer must first measure the acquisition-date fair value of its previously held equity interest in the acquired company and recognize either (1) a gain for the excess of the fair value of the previously held interest over its carrying value or (2) a loss for the excess of carrying value over fair value. As a result of this acquisition, the Company recorded a $28,090 gain for the excess fair value over its carrying cost of El Toro. Management determined that the asset approach was the most appropriate methodology to determine the estimated fair value at the date of acquisition. As a result of the recentness of the procurement of El Toro’s assets and debt, management has determined that the estimated fair value is not materially different than the historical carrying values. Please see calculation below:

El Toro deficit ($931,376 x 80%)	$745,101
El Toro deficit ($931,376 x 20%)	$186,275
Carrying value of investment	$(214,365)
Gain for the excess value over fair value	$(28,090)

Loss on acquisition of El Toro $745,101 - $28,090 = $717,011

3

In addition, please refer to the table at the top of page F-13 with the calculation above disclosed net.

Management reviewed the accounting for the transfer of assets or exchanges of shares between entities under common control, using the provisions of FASB ASC 805-50-30, The entity that receives the net assets or equity interests is required to measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of the transfer. When carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entity under common control (e.g., because push-down accounting had not been applied), the financial statements of the receiving entity need to reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control. (When applied, “push-down accounting” establishes a new basis for the assets and liabilities of an acquired company by pushing down the acquirer’s accounting and reporting basis to the acquiree’s separate financial statements.) In certain situations, the entity receiving the net assets or equity interests and the entity transferring the net assets or equity interests may account for similar assets and liabilities using different accounting methods. In these circumstances, the carrying amounts of the assets and liabilities transferred may be adjusted to the basis of accounting used by the receiving entity if the change would be preferable. These types of changes in accounting methods are required to be applied retrospectively, and financial statements presented for prior periods need to be adjusted, unless it is impracticable to use this approach. From the guidance management deemed it unnecessary to retroactively adjust the financial statements and financial information for prior years during which the entities were under common control.

Note 9 – Income Taxes, page F-24

4.	Comment: We refer you to your reconciliation of the federal income tax rate. Please tell us the nature of the deferred tax liabilities – acquisition and pre-acquisition loss and why these items impact your tax rate calculation.

Response: The pre-acquisition loss was related to a partnership loss that was incurred prior to the reverse merger.  The pre-acquisition loss was included in the consolidated financial statements for disclosure purposes, but the tax loss is permanently excluded from the corporate tax return filings.

The deferred tax liabilities include accumulated depreciation for income tax reporting purposes.

Item 9A. Controls and Procedures, page 29

5.	Comment: We note that management evaluated your internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

Response: The Company applied the 2013 COSO framework and undertakes to revise the disclosure in future filings to reference the 2013 COSO framework in accordance with the Staff’s comment.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 7

6.	Comment: We note El Toro ceased operations as of June 30, 2017 and that the Company evaluated El Toro’s assets for impairment and decided no impairment was necessary because you intend to redeploy the assets or sell in them for an amount greater than the carrying value. Please clarify how you determined no impairment was necessary, whether or not you tested the long-lived assets for recoverability and the results. Reference is made to ASC 360-10-35.

Response: The carrying amount of an asset group was considered recoverable through testing undiscounted future cash flows from the asset group. Management tested the long-lived assets for impairment using the average recoverability period from the model of 5.38 years on the average amortization period of 7.17 years with assumed annual growth at 10%. As discussed in ASC 360-10-35-29 and 30, the total undiscounted cash flows used to compare to the carrying amount of the asset group included only the future cash flows that are directly associated with and that are expected to arise as a direct result of the use of the asset group and its eventual disposition of the asset group. Those estimates excluded interest charges that will be recognized as an expense when incurred.

Management will perform the impairment analysis again for the third quarter and test the long-lived assets for recoverability.

4

Note 5 – Long-Term Debt, page 17

7.	Comment: Please explain the nature of the debt discount recorded, including what circumstances gave rise to the discount and the accounting guidance relied on.

Response: On February 1, 2017, pursuant to the EAF Exchange Agreement, EVO Transportation and Energy Services, Inc. (“EVO”) acquired all of the membership interests of EAF. EAF, together with EVO, is a compressed natural gas station fueling company with six fueling stations in California, Texas, Arizona and Wisconsin.

As consideration for the EAF Interests, EVO issued convertible promissory notes to the EAF Members in the aggregate principal amount of $9.5 million (the “Convertible Notes”). The Convertible Notes bear interest at 1.5% per year and have a maturity date of February 1, 2026. The Convertible Notes are convertible into 1,400,000 shares (the “Transaction Shares”) of Common Stock, subject to adjustment for any stock splits, combinations or similar transactions, representing approximately 81.1% of the Company’s total outstanding shares of Common Stock on a post transaction basis. Accordingly, the conversion of the Convertible Notes will result in a change in control of the Company, all else being equal. The number of Transaction Shares will be increased to equal 70% of the issued and outstanding Common Stock if the issuance of Common Stock pursuant to a private offering of Common Stock of up to $2 million and the conversion of the Company’s subordinated notes payable to members and Senior Bridge Notes, convertible promissory notes, and certain accounts payable into Common Stock would otherwise cause the Transaction Shares to represent less than 70% of the issued and outstanding Common Stock.

The Company engaged a third-party financial advisory firm to assist in the determination of the purchase price allocation under the guidance of ASC 805. The advisory firm calculated, with assistance and collaboration with management, the value of the $9.5 million-dollar debt to be $4,563,389, generating a debt discount $4,936,611, with accretion at June 30, 2017 the remaining discount is $4,730,919.

Note 7 – Derivative Instruments, page 18

8.	Comment: Please disclose the location and amount of the gains and losses on derivative instruments and related hedged items reported in the consolidated statement of operations in accordance with ASC 815-10-50-4A.

Response: The Company respectfully submits that the location and fair value amounts of derivative instruments are disclosed in Footnote 7. In addition, the location and amount of the gains and losses on derivative instruments are disclosed as net of realized and unrealized gain on derivative instrument under other expense on the Statement of Operations.

Note 8 – Stockholders’ Equity, page 20

9.	Comment: We note the disclosures in note 5 regarding convertible debt. Please disclose the pertinent rights and privileges of the various securities outstanding that are not presently disclosed in the financial statements, including dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise process and significant terms of contracts to issue additional shares. Please refer to ASC 505-10-50-3.

Response: The Company respectfully submits that the pertinent rights and privileges of the convertible debt disclosed in note 5 are disclosed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Quarterly Report. The Company undertakes to disclose the pertinent rights and privileges of the convertible debt in the financial statements included in future filings.

5

10.	Comment: Please tell us the number of shares of common stock reserve for issuance pursuant to the terms of convertible debt instruments and outstanding warrants.

Response: The Company’s convertible debt instruments and outstanding warrants are or will be convertible into 6,887,667 shares of the Company’s common stock, subject to certain potential adjustments. The Company has not formally reserved shares of common stock for issuance pursuant to the terms of the convertible debt instruments and warrants but has sufficient authorized but unissued shares of common stock for issuance upon conversion of the convertible debt instruments and warrants.

11.	Comment: Please tell us how you are accounting for the warrants included in the units issued during the six months ended June 30, 2017 and what the warrant expense in the consolidated statement of operations represents.

Response: The fair value of the warrants is estimated on the date of issuance using the Black-Scholes valuation model, which requires the input of subjective assumptions, including the expected term of five years; expected stock price volatility of 255.13%; and expected dividends of zero. Expected volatilities used in the valuation model are based on the average volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. The risk-free rate for the expected term of the option is based on the United States Treasury yield curve in effect at the time of grant of 1.91%. The warrant expense is included in other expense for $77,500.

Should you have any questions or require any additional information, please do not hesitate to contact me at (877) 973-9191 or our outside counsel, Frank Bennett at Fredrikson & Byron, P.A., at (612) 492-7377. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ John P. Yeros
John P. Yeros
Chief Executive Officer

cc: Mr. Scott Stringer, Staff Accountant, Division of Corporate Finance

6